FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 15, 2005 (“Comverse and Research In Motion To Integrate Visual Voicemail With BlackBerry")	Page No 4

Document 1

Contacts:
Investor/Business Press:
Paul D. Baker
Comverse Technology, Inc.
One Huntington Quadrangle, Third Floor
Me;ville, NY 11747
516-677-7226

RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Industry Press:
Penny Blaisdell
Comverse
100 Quannapowitt Parkway
Wakefield, MA 01880
(781) 224-8612

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Comverse And Research In Motion To

Integrate Visual Voicemail With BlackBerry

   Visual Voicemail For BlackBerry Will Make Managing Voicemail Messages Quick And Easy

Visit Us At The 3 GSM World Congress

      Comverse Booth At Hall 1, Stand C24 and the BlackBerry Booth at Hall 3, Stand 21

3GSM WORLD CONGRESS, CANNES, FRANCE, February 15, 2005 — Comverse, a unit of Comverse Technology, Inc. (NASDAQ: CMVT), and Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM) today announced plans to integrate Comverse’s Visual Voicemail with BlackBerry®. Comverse’s Visual Voicemail is a service offered as part of Comverse’s InSight™ Open Services Environment.

For mobile professionals constantly on the move, calling in to check voicemail messages can be a time consuming and tedious task. Navigating through numerous prompt commands and searching through archived messages sequentially can be frustrating, especially when trying to multi-task while on the go.

With Visual Voicemail for BlackBerry, users will appreciate the easy-to-use application, as it will bypass dial-in access and voice prompts and will enable quick and hassle-free access to any voicemail message with a simple click of the trackwheel on a BlackBerry device. The Visual Voicemail application will also integrate with core BlackBerry applications, enabling users to manage their voicemail together with email, messaging and phone applications through a single inbox.

Visual Voicemail for BlackBerry is designed to transform the voicemail experience by allowing users to browse and manipulate the contents of their voicemail box with email-like ease and functionality — just click-and-listen. An intuitive interface will make message retrieval and management more efficient than ever. With Visual Voicemail for BlackBerry, users will be able to quickly see the identity of the caller, along with the time and the length of the voicemail and simply click on the message to hear the voicemail.

“BlackBerry revolutionized wireless email and continues to lead today by optimizing the mobile experience,” said Jim Balsillie, Chairman and Co-CEO, Research In Motion.  “With the click-and-listen simplicity of this new BlackBerry application, we can also significantly enhance the mobile experience for voicemail and add another valuable dimension to BlackBerry.”

“Visual Voicemail is designed to make voicemail messaging more effective and efficient,” said Zeev Bregman, CEO, Comverse. “Our collaboration with RIM will increase our reach in enterprise markets while providing carriers with a differentiator that should have strong appeal for new and existing subscribers.”

RIM and Comverse are meeting with carrier partners this week at the 3GSM World Conference to demonstrate the technology. By providing the Visual Voicemail application for BlackBerry, operators can leverage voicemail (one of the most frequently used and successful mass-market services) to add substantial value for customers and help generate revenue and user loyalty on their networks.

Visual Voicemail is one of the services available on the Comverse’s InSight Open Environment that can host numerous voice, video and multimedia communication and entertainment services including Videomail, Mobile Video Portal and other services from Comverse and third parties.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Comverse

Comverse, a unit of Comverse Technology, Inc. (NASDAQ: CMVT), is the world’s leading provider of software and systems enabling network-based multimedia enhanced communication services. These value-added enhanced services solutions, along with the company’s real-time billing solutions, comprise the company’s Total Communication portfolio. Comverse’s Total Communication portfolio addresses four primary categories: call completion and call management solutions; advanced messaging for groups, communities and person-to-person communication; solutions and enablers for the management and delivery of data and content-based services; and real-time billing and account management solutions for dynamic service environments. Other Comverse Technology business units include: Verint Systems (NASDAQ: VRNT), a leading provider of analytic software-based solutions for communications interception, networked video security and business intelligence; and Ulticom (NASDAQ: ULCM), a leading provider of service enabling signaling software for wireline, wireless and Internet communications. Comverse Technology is an S&P 500 and NASDAQ-100 Index company. For additional information, visit the Comverse Web site at www.comverse.com or Comverse Technology’s Web site at www.cmvt.com.

Note: This release may contain “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: changes in the demand for the Company’s products; changes in capital spending among the Company’s current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the Company or its competition; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; aggressive competition may force the Company to reduce prices; a failure to compensate any decrease in the sale of the Company’s traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the Company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with the Company’s ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. These documents are available through the Company, or its website, www.cmvt.com, or through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov. The company makes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein.

All product and company names mentioned herein may be registered trademarks or trademarks of Comverse or the respective referenced company(s). The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 15, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller